WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]

NOTICE

Attached are the unaudited interim consolidated financial statements of Widescope Resources Inc.
[formerly — International Gemini Technology Inc.] (the “Corporation”) for the period ended June 30,
2006. The Corporation’s auditor has not reviewed the attached financial statements.

WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]

“signed”
Douglas E. Ford
Director

August 29, 2006

WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]
Interim Consolidated Balance Sheets
Prepared by management (unaudited)

	June 30, 2006	December 31, 2005
ASSETS
Current assets
Cash	$138,202	$128,126
Accounts receivable	—	312

	138,202	128,438
Other assets – Note 3
Investments	—	90,000
Mineral Properties	319,306	—
Equipment	1,579	—

	320,885	90,000

	$459,087	$218,438

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$55,731	$42,219
Shareholders Loans – Note 3	11,390	-

Non-controlling interest	81,742	—

Shareholders’ equity
Share capital - common	13,044,609	12,894,609
Share capital - preferred	604,724	604,724
Contributed surplus	53,344	53,344
Deficit	(13,392,453)	(13,376,458)

	310,224	176,219

	$459,087	$218,438

Approved by the Directors:
“Signed”

Martin Schultz
“Signed”

Douglas E. Ford

WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]
Interim Consolidated Statements of Income and Deficit
Prepared by management (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Revenue
Interest Income	$-	$—	$-	$90
Management Fees	4,500	—	9,000	—

	4,500	—	9,000	90

Expenses
General and administrative	10,858	33,432	24,995	40,484

Income (loss) for the period	(6,358)	(33,432)	(15,995)	(13,038)

Deficit, beginning of period	(13,386,096)	(13,328,616)	(13,376,458)	(13,281,912)

Deficit, end of period	$(13,392,453)	$(13,362,048)	$(13,392,453)	$(13,294,950)

Earnings per share	0	0	0	0

Fully diluted earnings per share	0	0	0	0

WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]
Interim Consolidated Statements of Cash Flow
Prepared by management (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Operating Activities
Loss for the period	$(6,358)	$(33,432)	$(15,995)	$(40,394)
Non cash Items:
Change in working capital	3,807	(25,776)	9,963	(18,466)

Cash used in operations	(2,551)	(59,208)	(6,032)	(58,860)

Investing Activities
Sale of Common Shares	—	234,050	—	234,050
Cash acquired on
acquisition of PFG, net
of amounts invested	21,608	—	16,108	—

Cash from investing activities	21,608	174,842	16,108	234,050

Increase (decrease) in cash for period	19,057	1,820	10,076	175,190
Cash position, beginning of period	119,145	1,472	128,126	1,472

Cash position, end of period	$138,202	$176,662	$138,202	$176,662

WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]
Notes to the Interim Consolidated Financial Statements
June 30, 2006

1. Nature and Continuance of Operations

The Company’s principal business activities include the exploration of natural resource properties. The Company has acquired, directly and by way of the acquisition of Outback Capital Inc. (Note 3), interests in various mineral claims in Manitoba providing the right to explore. The financial statements have been prepared under the assumption the Company is a going concern. The Company had working capital of $82,471 at June 30, 2006 and has incurred substantial losses to date. The Company may require additional funding to meet its obligations and the costs of its operations.

The Company’s future capital requirements will depend on many factors, including costs of exploration and development of the properties, production, if warranted, and competition and global market conditions. The Company’s potential recurring operating losses and growing working capital needs may require that it obtain additional capital to operate its business. Such outside capital will include the sale of additional common shares. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders.

The Company is dependent upon the discovery of economically recoverable reserves, to obtain necessary financing to complete the development of its properties, and future production or proceeds from the disposition thereof. The financial statements have been prepared under the assumption the Company is a going concern. The ability of the Company to continue operations as a going concern is ultimately dependent upon attaining profitable operations from an ore body. To date, the Company has not generated profitable operations from its resource operations and will need to invest additional funds in carrying out its planned exploration, development and operational activities. As a result, more losses are anticipated prior to obtaining a level of profitable operations.

2.	Significant Accounting Policies

Basis of Operations
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its subsidiary, Outback Capital Inc. All intercompany balances and transactions have been eliminated on consolidation.

Mineral Properties
The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the useful life of the properties following the commencement of commercial production or written off if the properties are sold, allowed to lapse, or abandoned. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that economically recoverable reserves may

WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]
Notes to the Interim Consolidated Financial Statements
June 30, 2006

Note 2 – cont’d

not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Estimates, Assumptions and Measurement Uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Financial Instruments
The fair value of the Company’s cash, prepaid expenses and other, taxes recoverable and other, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Management does not believe the Company is exposed to significant credit, currency, market or interest rate risks.

Loss Per Share
The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal years. The calculation of fully diluted earnings per share figures under the Treasury Stock Method considers the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Impairment of long-lived assets
The Company follows the recommendations of CICA Handbook Section 3063, “Impairment of Long-Lived Assets”. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]
Notes to the Interim Consolidated Financial Statements
June 30, 2006

Note 2 – cont’d

Income taxes
The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the caring values of the asset and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income taxes and liabilities of a change in rates is included in operations in the period that includes the substantive enactment date. Where the probability of a realization of a future income tax asset is more likely than not, a valuation allowance is recorded.

Stock-based Compensation
The Company applies the fair value method of valuing all grants of stock options after January 1, 2002. All stock options granted are accounted for as a capital transaction at the time of the grant with the related fair values being reflected as contributed surplus in shareholders’ equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options’ vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

3. Acquisition of Outback Capital Inc. dba Pinefalls Gold (“PFG”)

In April 2005 the Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta company with certain directors and principal shareholders in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. Pursuant to the subscription the Company invested $200,000 in exchange for 4 million units of PFG at $0.05 per unit with each unit comprised of one common share and one share purchase warrant to purchase an additional common share at $0.075 for a period of two years. Without the exercise of the warrant the Company purchased approximately 37% of the common shares of PFG. As at June 30, 2006, the Company had invested $200,000 in exchange for 4 million units under this subscription agreement.

In addition, the Company entered into a share exchange agreement with one of the principal shareholders of PFG who is also a director of the Company, under which the Company acquired a further 3 million common shares of PFG in exchange for one million common shares of the Company.

The Company completed the transactions above effective June 30, 2006; and as at June 30, 2006 the Company’s owns 65.42% of the common shares of PFG.

WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]
Notes to the Interim Consolidated Financial Statements
June 30, 2006

Note 3 – cont’d

The fair value of the assets acquired and liabilities assumed effective June 30, 2006 are as follows:

- $ -
Current assets	126,108
Mineral claims and equipment	320,885
Current liabilities	(3,861)
Due to related parties	(11,390)
Non controlling interest	(81,742)

350,000

Consideration Paid:
1,000,000 Common Shares @ $0.15 per share	150,000
Cash	200,000

350,000

Mineral Claims and equipment includes the following:

- $ -
Unproven Mining Claims – not subject to depletion	319,306
Equipment	1,579

Totals	320,885

WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]
Notes to the Interim Consolidated Financial Statements
June 30, 2006

4. Related Party Transactions

During the six-month period ended June 30, 2006, a company in which a director has an interest charged the Company $12,000 (2005: $12,000; 2004: $12,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $42,649 (2005: $21,969) is included in accounts payable and accrued liabilities at June 30, 2006.

A company in which the Company has an investment and in which there are directors in common, was charged $9,000 (2005: $nil) for rent and management fees during the six months ended June 30, 2006.	Related party transactions were in the normal
course of business and have been recorded at
the exchange amount. Amounts due to related
parties are unsecured, non-interest bearing and
without specific terms of repayment.

See Note 3.

5.	Share Capital

a) The authorized capital of the Company comprises 100,000,000 common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value. The rights and restrictions of the preferred shares are as follows:

i) dividends shall be paid at the discretion of the directors;

ii) the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii) the shares are convertible at any time; and

iv) the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]
Notes to the Interim Consolidated Financial Statements
June 30, 2006

Note 5 – cont’d

b) Common shares

	2006			2005
	Shares	$		Shares	$
Balance, beginning of fiscal year	9,883,452		12,894,609	8,323,119		12,660,559
Issued via private placement	—		—	1,560,333		234,050
Issued on acquisition of PFG	1,000,000		150,000	—		—
Balance, as at June 30	10,883,452		13,044,609	9,883,452		12,894,609

c) Preferred shares

	2006			2005
	Shares	$		Shares	$
Balance, beginning and end of year	604,724		604,724	604,724		604,724

d) Warrants

	2006	2005
Balance, beginning of fiscal year	1,560,333	—
Issued via private placement [June 2005]	—	1,560,333

Balance, as at June 30	1,560,333	1,560,333

The warrants were issued in conjunction with the June 2005 private placement of common shares. Each warrant gives the holder the right to purchase one common share of the Company at $0.18 per share on or before the expiry of the warrants on June 7, 2007.

e) Stock Options

As of June 30, 2006 and 2005, there were no stock options outstanding.

WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]
Notes to the Interim Consolidated Financial Statements
June 30, 2006

6.	Subsequent Event

Effective July 12, 2006 pursuant to shareholder approval, the Company changed its name from International Gemini Technology Inc. to Widescope Resources Inc.

7. Directors & Officers

Edward Dolejsi, President & Director

Edward D. Ford, Vice-President & Director

Martin Schultz, Secretary & Director

John D. Stanton, Director

Douglas E. Ford, Director